UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: April 1, 2011

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Announces $5 Million Share Repurchase Program

BEIJING, March 25, 2011 — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that its Board of Directors has authorized a share repurchase program, which will allow the Company to buy up to US$5 million worth of its American Depositary Shares.

The share repurchases will be made from time to time in the open market at prevailing market prices or in block trades and will be subject to restrictions relating to volume, price and timing. The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The Company plans to fund repurchases made under this program from its available cash balance and cash from operations.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are entering an exciting and transformative stage in Nuokang’s development. This year we will bring to market two new cardiovascular products to further diversify our product portfolio. Our Board of Directors approved this share repurchase program to enhance shareholder value, which demonstrates our strong confidence in the Company’s long term growth potential.”

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting(R), China’s leading hemocoagulase product by market share, and Aiduo(R), a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact:

ICR, LLC

In the U.S.:

Ashley M. Ammon

1-646-277-1227

In China:

Wen Lei Zheng

86-10-6583-7510